Exhibit 99.1

Points International Announces Special Shareholders' Meeting to Approve
Capital Structure Reorganization

Toronto, Canada – August 25, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will hold a Special Meeting of shareholders to authorize the Board of Directors to (i) consolidate the Company’s common shares through a reverse stock split in the range of one-for-eight to one-for-twelve, and (ii) amend the Company’s incentive stock option plan to increase the maximum number of pre-consolidation common shares that may be issued thereunder by an additional 4,500,000. If approved by shareholders, the Share Consolidation and Option Plan Amendment are each to be implemented at the discretion of the Company's Board of Directors, if at all, at any time prior to October 26, 2011.

The Special Meeting of shareholders will be held on October 26, 2010, at 9:00 am ET at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario. Shareholders of record as of the close of business on September 20, 2010, will be entitled to receive notice and to vote at the Special Meeting.

The Board believes that the proposed Share Consolidation could attract greater institutional interest and help the Company meet the initial listing requirements of major United States based exchanges. Longer-term, the Board believes the proposed Share Consolidation could improve the marketability and liquidity of the Company's common shares.

The Board believes that the Option Plan Amendment is essential to continue to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation. Historically, the Board has maintained a policy of limiting the number of common shares issued and issuable under the option plan to approximately 15% of the outstanding common shares. Currently, the maximum number of common shares issuable under the option plan represents approximately 12% of the outstanding common shares and the proposed Amendment will increase this by 3% to bring it in line with historical practice.

The Board is putting forward the Share Consolidation and the Option Plan Amendment as mutually desirable components of an overall capital reorganization of the Company. Approval of the Share Consolidation and Option Plan Amendment are each independently conditioned upon the affirmative vote of two-thirds and a majority of the outstanding shares of common stock of the Company, respectively. If only one of these matters is approved by shareholders, the Board may determine, in its sole discretion, to not proceed with such matter.

If the Company's shareholders approve the Share Consolidation and the Board determines to implement it, the number of common shares held by each shareholder would be reduced by dividing the number of shares held immediately prior to the reverse stock split by the consolidation ratio. The final consolidation ratio will be determined and implemented by the Company’s Board of Directors. The reverse stock split will apply to all of the Company's common shares issued and outstanding, plus all outstanding stock options and the number of common shares available for issuance under the Company's approved stock plans, including, if approved, the additional 4,500,000 common shares under the Option Plan Amendment. Implementation of the Share Consolidation is subject to the approval of the Toronto Stock Exchange.

No fractional shares will be issued as a result of the Share Consolidation and in the event that a shareholder would otherwise be entitled to receive a fractional share, such fraction will be rounded down to the nearest whole number.

If the Company's shareholders approve the Option Plan Amendment and the Board determines to implement it, the number of common shares available for issuance thereunder will increase by 4,500,000, from 18,000,000 to 22,500,000, representing approximately 15% of the pre-consolidation common shares currently issued and outstanding. Implementation of the Option Plan Amendment is subject to the approval of the Toronto Stock Exchange.

Additional information will be contained in Management's Information Circular pertaining to the Special Meeting which will be mailed to shareholders at the end of September.

This press release is for informational purposes only and is not a solicitation of proxies or votes. The proxy solicitation will be made solely pursuant to Management’s Information Circular.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles®, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include the Company's beliefs and expectations related to the results of the proposed consolidation of the issued and outstanding common shares of the Corporation. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the proposed share consolidation may not achieve the desired results. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Points International
Christopher Barnard, President
christopher.barnard@points.com
(416) 596-6381

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400